Exhibit 99.4

Archer Limited – Mandatory notification of trade

24|11|2011

On November 23, 2011, Mr. Thorleif Egeli, Chief Operating Officer & EVP and primary insider of Archer Limited, purchased 10,000 shares at an average price of NOK 16.2476 per share in Archer Limited.

After this transaction, Mr. Thorleif Egeli holds directly and indirectly 41,500 shares and 1,000,000 stock options in Archer Limited.

This information is subject of the disclosure requirements acc. To §5-12 vphl (Norwegian Securities Trading Act